

February 15, 2012

Via E-mail
Ian Johnson
Chief Executive Officer
General Aircraft, Inc.
5389 Golden Barrel Ave.
Las Vegas, NV 89141

> **Re:** **General Aircraft, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed February 3, 2012**
> **File No. 333-178082**

Dear Mr. Johnson:

We have reviewed your responses to the comments in our letter dated January 20, 2012 and have the following additional comments.

Prospectus Summary, page 5

1. We note your response to our prior comment 2 and reissue in part. Please revise to disclose the month you will run out of funds without additional capital. Also revise to state, if true, that you must raise additional capital in order to implement your plan of operations and disclose the amount of funds and uses for those funds that you will need for the next 12 months. If you cannot estimate the funds you will need, you may provide a projection based on the current number of hours of operation of your helicopter. Lastly, please revise to also disclose your cash on hand as of a more recent practicable date.

2. We note your disclosure here and on page 19 that you pay $350 per month for parking. In Note 6 on page F-18, however, you state that you pay $450 per month for parking. Please revise for consistency or advise.

3. Please revise to remove the word "small" to describe your net loss on page 5.

4. Please balance the disclosure in the first sentence of the fifth paragraph on page 5 to disclose the number of hours that you have been able to rent out your helicopter since inception.

Ian Johnson
General Aircraft
February 15, 2012
Page 2

The Offering, page 6

5. The balance sheet data as of November 30, 2011 is not consistent with your historical balance sheet as presented on page F-11. Please revise as appropriate to correct and/or complete the table.

Note 3 – Fixed Assets, page F-9

6. Refer to your response to our prior comment 15. Please expand your disclosures here or in Note 6 to disclose the information provided to the staff in your response.

Note 5 – Long Term Debt, page F-9

7. Refer to our prior comment 13. Please revise your discussion of long term debt to specifically state, if true, that the counter party is an unrelated third party.

Unaudited Financial Statements

Note (I) Revenue Recognition, page F-16

8. Please update your footnotes. You appear to have recognized revenues during the period.

Management Discussion and Analysis of Financial Condition and Results of Operations, page 24

Planned Operations for Fiscal Year Beginning September 1, 2011, page 24

9. We note your response to our prior comment 10; however, you continue to describe a profit of $48,000 in the first year of operations on page 25. Please revise your disclosure for consistency or advise. Also revise the prospectus summary to clarify your limited ability to generate revenues even if you rent your helicopter for 500 hours during the fiscal year.

Ian Johnson
General Aircraft
February 15, 2012
Page 3

You may contact Amy Geddes at (202) 551-3304 or Margery Reich at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya K. Aldave at (202) 551-3601 or me at (202) 551-3642 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Special Counsel

cc: <u>Via E-mail</u>
        Rory Vohwinkel, Esq.
        Vohwinkel Sullo & Associates